Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco Crown Entertainment Announces Streamlined Management Structure

NEW YORK, FEBRUARY 27, 2012 – Melco Crown Entertainment Limited (“Melco Crown Entertainment” or “the Company”) (SEHK: 6883; NASDAQ: MPEL), a developer and owner of casino gaming and entertainment resort facilities focused on the Macau market, today announces the implementation of a new, streamlined management structure aimed at enhancing organizational efficiency, as well as improving the integration of gaming and non-gaming operations.

To implement our new management structure, Mr. Ying Tat Chan (“Mr. Chan”), currently the Co-Chief Operating Officer, Gaming, has been appointed as the Company’s sole Chief Operating Officer, overseeing both gaming and non-gaming activities across City of Dreams, Altira Macau, and Mocha Clubs, with effect from February 27, 2012. Following Mr. Chan’s appointment as sole Chief Operating Officer, the position of Co-Chief Operating Officer, Operations has been eliminated. Mr. Nicholas C Naples (“Mr. Naples”), our previous Co-Chief Operating Officer, Operations, has departed from the Company on February 27, 2012 upon mutual agreement.

Mr. Lawrence Ho, Co-Chairman and Chief Executive Officer of Melco Crown Entertainment, said, “We are encouraged in our belief that the new management structure will make us a more agile company, better positioned to move quickly in a dynamic market.

“I am confident that Mr. Chan’s breadth and depth of knowledge and experience in Macau make him uniquely qualified to be our COO, and I believe that he and his team will build on the successes of the last 18 months.

“Our new structure is targeted to unlock additional synergies between our gaming and non-gaming operations and to facilitate the delivery of our comprehensive, world-class customer service as efficiently as possible, ultimately for the benefit of the Company, our staff members, and our shareholders.

“We thank Mr. Naples for his efforts and commitments to the Company and wish him well in his future endeavors.”

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, and (v) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this announcement is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Melco Crown Entertainment Limited

Melco Crown Entertainment, with its shares listed on the Main Board of The Stock Exchange of Hong Kong Limited (SEHK: 6883) and its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MPEL), is a developer, owner and through a Macau subsidiary which holds a gaming sub-concession, an operator of casino gaming and entertainment casino resort facilities focused on the Macau market. Melco Crown Entertainment currently operates Altira Macau (www.altiramacau.com) (formerly Crown Macau), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Melco Crown Entertainment’s business also includes the Mocha Clubs (www.mochaclubs.com), which feature a total of approximately 2,100 gaming machines in ten locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company is also developing the planned Studio City Project, a large integrated entertainment, retail and gaming resort in Cotai, Macau. For more information about Melco Crown Entertainment, please visit www.melco-crown.com.

Melco Crown Entertainment has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, an Executive Director and the CEO of Melco Crown Entertainment. Crown is a top-50 company listed on the Australian Securities Exchange and led by Executive Chairman Mr. James Packer, who is also Co-Chairman and a Non-executive Director of Melco Crown Entertainment.

Investment Community, please contact:

Ross Dunwoody

Vice President, Investor Relations

Tel: +853 8868 8833 or +852 2598 3689

Email: rossdunwoody@melco-crown.com

For media enquiry, please contact:

Maggie Ma

Head of Corporate Communications

Tel: +852 3151 3767

Email: maggiema@melco-crown.com

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